UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of	June	2024

Commission File Number	001-41722

METALS ACQUISITION LIMITED

(Translation of registrant’s name into English)

3rd Floor, 44 Esplanade, St. St. Helier, Jersey, JE49WG Tel: +(817) 698-9901
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

EXPLANATORY NOTE

On June 10, 2024, Metals Acquisition Limited (the “Company”) issued a press release announcing the completion of the Company’s redemption of all of its (i) outstanding public warrants (the “Public Warrants”) to purchase ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), that were issued under the Warrant Agreement, dated as of July 28, 2021, between Metals Acquisition Corp (“Old MAC”) and Continental Stock Transfer & Trust Company and (ii) outstanding private placement warrants to purchase Ordinary Shares that were issued by the Company in (a) a private placement transaction in connection with the business combination under the Sponsor Letter Agreement, dated as of July 28, 2021, by and between Old MAC and Green Mountain Metals LLC (the “Sponsor”) and (b) the conversion of the 2022 Sponsor Convertible Note, dated April 13, 2022, under which the Sponsor exercised its option to convert the issued and outstanding loan amount into private placement warrants, on the same terms as the outstanding Public Warrants. A copy of the press release is furnished as Exhibit 99.1 hereto.

The information in this Form 6-K, including Exhibit 99.1 attached hereto, is furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release of Metals Acquisition Limited dated June 10, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALS ACQUISITION LIMITED
(Registrant)

Date:	June 10, 2024	By:	/s/ Michael James McMullen
			Name:	Michael James McMullen
			Title:	Chief Executive Officer